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www.dechert.com

ALEXANDER C. KARAMPATSOS

alexander.karampatsos@dechert.com
+1 202 261 3402 Direct
+1 617 275 8365 Fax

October 28, 2019

Deborah O’Neal

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Hartford Schroders Opportunistic Income Fund (File Nos. 333-232663 and 811-23457)

Dear Ms. O’Neal:

This letter responds to comments that you conveyed in a letter dated August 13, 2019, in connection with your review of the registration statement on Form N-2 (“Registration Statement”) for Hartford Schroders Opportunistic Income Fund (the “Fund”) filed with the U.S. Securities and Exchange Commission (“SEC”) on July 16, 2019 and additional comments that the SEC staff (“Staff”) provided telephonically to me on October 3, 2019 and October 8, 2019 and via email to me on October 16, 2019.  The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. Contemporaneously with filing this letter, the Fund is filing Pre-Effective Amendment No. 1, which reflects the responses below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

STATUS

Comment 1.                            We note that you submitted an application for exemptive relief on February 25, 2019 in connection with the registration statement in order to issue multiple classes of shares. Please keep us informed regarding the ongoing status of the application.

Response 1.                               The SEC issued the order on September 24, 2019.

COVER PAGE

Comment 2.                            The Fund should include a cross-reference to those sections of the prospectus that discuss the Fund’s repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response 2.                               The Fund has revised the disclosure consistent with this comment.

October 28, 2019 Page 2

PROSPECTUS

Comment 3.                            The disclosure states that “The Fund may originate loans . . . .” Please also disclose the following with respect to loans originated by the Fund. We may have more comments after reviewing your response.

a.              Description of overall loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

b.              Description of the Fund’s underwriting standards for these loans;

c.               Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations;

d.              Whether the Fund will set up its own online lending platform to originate these loans, or if the Fund will purchase any of the loans through an online lending platform; and

e.               Any limits on the amount of loans the Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund’s assets).

Response 3.                               The Fund has revised the disclosure consistent with parts a through c and e of this comment.  We note that the Fund will not set up its own online lending platform or purchase loans through an online lending platform, and, accordingly, no disclosure has been added with respect to part d of this comment

Comment 4.                            Please confirm to us that expenses incurred by the Fund in originating loans are reflected in the fee table. Please also disclose a separate line item in the fee table for loan servicing expenses.

Response 4.                               Estimated expenses expected to be incurred by the Fund in originating loans are included in the “Other Expenses” line item in the fee table consistent with Instruction 9 to Item 3 of Form N-2 and we do not believe that the Form contains a requirement to separately break out this expense item. For this reason, the Fund respectfully declines to revise the disclosure.

Comment 5.                            Tell us whether the Fund expects to originate subprime loans. If so, please disclose (1) to what extent the Fund expects to do so; and (2) any unique risks. We may have more comments after reviewing your response.

Response 5.                               The Fund does not expect to originate subprime loans.

October 28, 2019 Page 3

Comment 6.                            Please respond to the following comments regarding the Fund’s procedures for valuing originated loans and liquidity. We may have more comments after reviewing your response.

a.              Confirm that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its net asset value;

b.              Disclose that (i) originated loans will be valued on an individual loan level, (ii) fair valuation will be performed using inputs that incorporate borrower level data, which is updated as often as net asset value is calculated and (iii) the type of information that will be used to value the loans; and

c.               How the Fund will comply with Rule 23c-3(b)(10)(i) under the 1940 Act, which requires the Fund to maintain liquid assets to meet its repurchase obligations. In your response, confirm that the originated loans will be considered illiquid for this purpose.

Response 6.                               The Fund will value individual loans on a daily basis pursuant to its valuation policies and procedures and expects to rely on third-party independent pricing service providers for this purpose, consistent with such procedures. The value of each individual loan will be updated on daily basis to reflect accruals, significant events and, with respect to third-party pricing service valued loans, such other metrics as the pricing service providers’ processes may incorporate. The Fund has revised the disclosure to disclose (i) that originated loans will be valued on an individual loan level; (ii) that fair valuation will be performed using inputs that incorporate borrower level data; and (iii) the type of information that will be used to value the loans. The Fund will comply with Rule 23c-3(b)(10)(i) under the 1940 Act, by maintaining sufficient liquid assets to meet its repurchase obligations. The Fund confirms that loans originated by the Fund will be considered illiquid for this purpose. The Fund respectfully notes that it may only invest up to 35% of its assets in loan investments and that the remainder of its portfolio is expected to be invested in more liquid investments, therefore, the Fund does not anticipate its originated loans will negatively impact its ability to meet the requirements of Rule 23c-3(b)(10)(i).

Comment 7.                            The disclosure states, “The Fund may also use leverage (i.e., borrow through the use of reverse repurchase transactions or derivatives transactions or through a bank) as part of the portfolio management process, subject to the limits of the 1940 Act.” Add a cross reference to the prospectus discussion regarding the risks

October 28, 2019 Page 4

associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Response 7.                               The Fund has revised the disclosure to add a cross reference to the prospectus’s discussion regarding risks associated with leverage.

Comment 8.                            The disclosure states that the Sub-Adviser “considers certain environmental, social and/or governance (ESG) factors when assessing investment opportunities as long as those factors are consistent with the Fund’s investment strategy.” The language does [not] allow an investor to understand that the Fund’s investments reflect ESG factors. Please enhance this disclosure by discussing more specifically how and when the Sub-Adviser uses ESG factors (e.g., by reference to a third-party rating or a screen), what factors are considered, and when those factors would and would not be “consistent with the Fund’s investment strategy.”

Response 8.                               The Sub-Adviser will consider a broad array of factors, including ESG factors, when assessing investment opportunities for the Fund. Given that ESG factors are simply one of many factors that the Sub-Adviser will consider in evaluating an investment and that the Fund does not hold itself out as an ESG-focused product, the Fund does not believe any additional disclosure is warranted. For these reasons, the Fund respectfully declines to make any changes in response to this comment.

Pricing Table

Comment 9.                            In the pricing table, you should consider adding a footnote to provide, on a per share and total amount basis, the net proceeds to the Fund after deducting total estimated offering expenses.

Response 9.                               HFMC and/or its affiliates will pay for the Fund’s offering expenses and, accordingly, the total and per share impact on the Fund of such expenses will be zero. For this reason, the Fund respectfully declines to make any changes in response to this comment.

Comment 10.                     Amounts borrowed to pay offering costs should be shown as a sales load.

Response 10.                        The Fund will not borrow to pay for offering costs. As noted above, HFMC and/or its affiliates will pay for the Fund’s offering expenses. For these reasons, the Fund respectfully declines to make any changes in response to this comment.

October 28, 2019 Page 5

Summary of Terms-Share Repurchase Program

Comment 11.                     Please confirm to the staff that the Fund will not issue in-kind securities in exchange for shares purchased from investors during the periodic repurchase periods.

Response 11.                        The Fund so confirms.

Summary of Fees and Expenses

Comment 12.                     The fee table required by Item 3.1 of Form N-2 should state, as a specific caption under shareholder transaction expenses, the amount of any fees to be charged to shareholders in connection with the repurchase of their shares by the registrant.

Response 12.                        The Fund does not currently intend to charge any fees to shareholders in connection with the repurchase of their shares by the Fund. Accordingly, the Fund has omitted a caption regarding such fees charged to shareholders in accordance with Instruction 2 of Item 3 of Form N-2.

Comment 13.                     Confirm interest and dividend expenses paid in connection with securities sold short will be included in other expenses in the fee table.

Response 13.                        To the extent the Fund takes short positions, the Fund expects to implement such positions synthetically through derivative instruments, rather than through borrowing securities.  Accordingly, interest and dividend expenses on securities sold short are not disclosed in the “Annual Fund Expenses” table because the Fund is not expected to incur such expenses.

Comment 14.                     If acquired fund fees and expenses (“AFFE”) are expected to exceed .01% of the Fund’s average net assets, they should be reflected in a separate line item in the fee table. If not, please confirm that such fees are included in the line item for “Other Expenses” in the table. See Item 3, Instruction 10 of Form N-2.

Response 14.                        The Fund confirms that it is not expected to make investments in “Acquired Funds” at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses during its first year of operations. Any applicable Acquired Fund Fees & Expenses will nonetheless be included in “Other Expenses.”

Comment 15.                     Please disclose any minimum required offering proceeds in order to begin operating the Fund. Also, disclose any arrangements to escrow proceeds prior to reaching this minimum required amount. See Instruction 5 to Item 1 of Form N-2.

October 28, 2019 Page 6

Response 15.                        The Fund does not have a minimum amount of required proceeds to begin operating and, therefore, the Fund will not have any arrangements to escrow proceeds prior to the commencement of operations.

Types of Investments and Related Risks—Repurchase Offers Risks

Comment 16.                     Bolster the disclosure by adding language regarding the possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the registrant has invested all or a portion of its portfolio in foreign markets. See Guide 10 to Form N-2.

Response 16.                        The Fund has revised the disclosure consistent with this comment.

Types of Investments and Related Risks—Loans and Loan Participations Risk

Comment 17.                     Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund that should be given greater prominence. If you believe it is not, explain to us why. Please tailor your existing disclosure to describe more specifically how the expected discontinuation of LIBOR could affect the Fund’s investments, or explain to us why you believe your existing disclosure is adequate. For example, additional disclosure could discuss (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR. See Staff Statement on LIBOR Transition (July 12, 2019), available at: https://www.sec.gov/news/public-statement/libor-transition.

Response 17.                        The Fund does not believe that the expected discontinuation of LIBOR, on its own, is a principal risk of the Fund. The Fund respectfully notes that its Prospectus sufficiently discloses the risks associated with the transition from LIBOR to a replacement rate. Industry working groups around the globe have already selected alternative rates to replace LIBOR and other interbank offered rates, although each rate is at a different stage of progress/adoption.  The Fund is continuing to evaluate whether this rises to the level of a principal risk for the Fund given the timing of the phase out and industry progress. Nevertheless, the Fund has added additional disclosure to the Prospectus regarding the risks associated with the discontinuation of LIBOR.

October 28, 2019 Page 7

Share Repurchase Program

Comment 18.                     If the Fund will set aside cash to meet its requirements under Rule 23c-3 of the 1940 Act, please confirm that such cash will not include cash generated from selling additional shares or from income expected to be received during the tender period.

Response 18.                        The Fund confirms that, consistent with the requirements of Rule 23c-3, from the time it sends a notification to shareholders of a repurchase offer until the repurchase pricing date it will hold assets equal to at least 100% of the Repurchase Offer Amount that consist of assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between the Repurchase Request Deadline and the date upon which the Fund will distribute payment to shareholders for shares tendered for repurchase by shareholders (the “Repurchase Payment Deadline”), or of assets that mature by the next Repurchase Payment Deadline.  The Fund will hold this amount throughout the entire period and will not depend on future contingencies to meet its liquidity obligations.

Comment 19.                     Please note that Rule 23c-2 under the 1940 Act requires interval funds to file Form N23C-2 prior to making a repurchase and the staff will have the opportunity to review and comment on these filings.

Response 19.                        The Fund acknowledges this comment.

Prior Performance of the Sub-Adviser

Comment 20.                     The disclosure states, “The following tables present the past performance of a composite of certain accounts (emphasis added) managed by Schroder Investment Management North America Inc., which serves as the sub-adviser to the Fund. The Schroder Opportunistic Long/Short Securitized composite consists of all fee paying accounts (emphasis added) under discretionary management by Schroders in the Schroder Opportunistic Long/Short Securitized investment strategy that have investment objectives, policies and strategies substantially similar to those of the Fund.” Confirm that the composite includes all accounts managed by the sub-adviser that have substantially similar objectives, policies and investment strategies as the Fund.

Response 20.                        The Fund notes that the Schroder Opportunistic Long/Short Securitized composite recently changed its name to the Schroder Securitized Credit Return Opportunities composite. Although “Long/Short” was included in the former name of the composite, shorting is not, and was not, a principal investment strategy of any of

October 28, 2019 Page 8

the accounts in the composite. The Fund also confirms that shorting is not a principal investment strategy of the Fund. The Fund confirms that the Schroder Securitized Credit Return Opportunities composite includes a composite of all accounts under discretionary management by the Sub-Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund. The Fund has revised the disclosure consistent with the response to this comment.

Comment 21.                     We note that the registration statement includes limited disclosure on shorting, which suggests that shorting will not be a principal strategy of the Fund. In light of this, explain to us in greater detail why you believe the Fund has substantially similar objectives, policies, and investment strategies as the Schroder Opportunistic Long/Short Securitized composite. In your response, you should specifically address the significance of shorting to both the Fund and the accounts in the composite.

Response 21.                        Please see our response to Comment 20.

Comment 22.                     The Fund should represent supplementally that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

Response 22.                        The Fund confirms that Schroder Investment Management North America Inc., the Fund’s sub-adviser, has the records necessary to support the calculation of the performance of Schroder Securitized Credit Return Opportunities composite as required by Rule 204-2(a)(16).

GENERAL COMMENTS

Comment 23.                     We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 23.                        The Fund acknowledges that the Staff may have additional comments.

Comment 24.                     Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

October 28, 2019 Page 9

Response 24.                        The Fund confirms that all responses to this letter will be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933, and the Fund will indicate any comments which it does not plan to make a change in response to in the amendment.

Comment 25.                     If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response 25.                        The Fund does not intend to omit any such information from the Prospectus included with the Registration Statement.

Comment 26.                     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response 26.                        The Fund acknowledges this comment.

ADDITIONAL COMMENTS

Comment 27.                     Please ensure that the prospectus includes a section entitled “Financial Highlights” and that this section is reflected in the prospectus’s table of contents.

Response 27.                        The Fund has revised the disclosure consistent with this comment.

Comment 28.                     Please add disclosure to the prospectus to indicate that the Fund may invest in companies that are not considered ESG companies.

Response 28.                        The Fund has revised the disclosure consistent with this comment.

Comment 29.                     Please confirm that the Fund has received a FINRA no-objection letter to its compensation and other arrangements.

Response 29.                        The Fund respectfully notes that the offering of its Shares to the public is not subject to a FINRA review because it is an exempt offering pursuant to FINRA Rule 5110(b)(8)(C). Instead, the compensation paid by the Fund is subject to FINRA Rule 2341.

October 28, 2019 Page 10

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Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:                  Alice A. Pellegrino

John V. O’Hanlon

Jonathan Gaines